
03025414

ORIGINAL

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-4174

A. Full title of the plan:

Williams Ethanol Services, Inc.
Savings/Retirement Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

H:\ACT-RPG\CORRES\WETHIND

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

The Administrative Committee
Williams Ethanol Services, Inc.
Savings/Retirement Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



June 25, 2003

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments	$4,301,602	$5,702,275
Participant contributions receivable	-	9,271
Employer contribution receivable	-	5,990
Other receivables	190	-
Total assets	4,301,792	5,717,536
Net assets available for benefits	$4,301,792	$5,717,536

See accompanying notes.

ACT-RPG\CORRES\WETHSONA

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Contributions:	
Participant	$ 473,604
Employer	305,244
Total contributions	778,848
Net investment income (loss):	
Dividends	151,039
Interest	28,143
Total dividends and interest income	179,182
Net depreciation in fair value of investments	(1,931,840)
Investment expense	(9,937)
Total net investment loss	(1,762,595)
Withdrawals	431,997
Decrease during the year	(1,415,744)
Net assets available for benefits at beginning of year	5,717,536
Net assets available for benefits at end of year	$4,301,792

See accompanying notes.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1--Significant accounting policies and description of Plan

The information included below regarding the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all hourly employees who (a) are covered by the provisions of the collective bargaining agreement between Williams Ethanol Services, Inc. (the "Company") and Paper, Allied-Industrial, Chemical Energy Workers International Union, Local 6-662, and (b) have completed four months of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 2002, the Company was a subsidiary of The Williams Companies, Inc. ("Williams"). On May 30, 2003, William's sold its equity interest in the Company. See note 4.

Fidelity Management Trust Company is the trustee and Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper for the Plan.

Investment valuation and income recognition

Investments in common stock are stated at fair market value based on closing market quotes. Shares of mutual funds are valued based on published market prices, which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Participant loans are carried at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date.

Effective October 15, 2002, an Order issued by the U.S. Bankruptcy Court confirming the Reorganization of Williams Communications Group, Inc. ("WCG") provided that all outstanding securities of WCG stock were deemed cancelled. The WCG stock fund held investments in 40,760 shares of WCG stock which were deemed to have no value upon cancellation. Prior to cancellation, participants could redirect their investment in WCG stock or receive distributions in WCG stock under certain circumstances.

Note 1--Significant accounting policies and description of Plan (continued)

Contributions

Participant contributions are recorded when the Company makes payroll deductions from Plan participants. Company contributions are accrued in the period in which they become obligations of the Company. Each participant, as applicable, has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account, and an Employer Contribution Account.

Participants in the Plan may elect to contribute a portion of their earnings to the Plan as pretax or after-tax contributions. Participant and employer contributions are derived based upon elections made by the participant from the Table of Participant/Company Matching Contributions (the "Table") as established by the currently effective collective bargaining agreement.

Subsequent to August 2, 2002, the Company makes matching contributions to the Plan based upon amounts outlined in the Table. All participant and employer contributions to the Plan are invested in individual investment fund options as directed by each participant. Prior to August 2, 2002, participants elected to receive either 80 percent employer matching contributions in cash or 100 percent employer matching contributions in Williams' common stock.

Participants may elect investment of their Employee Contributions and Employer Matching Contributions in a variety of mutual funds, a common collective trust, a self-directed fund or Williams common stock, provided they allocate their contribution in multiples of one percent. A participant may change his investment direction from time to time, subject to certain limitations.

In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2002.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1--Significant accounting policies and description of Plan (continued)

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in Company contributions is based on years of continuous service. A participant is 100 percent vested after three years of credited service. In addition, a participant's account becomes fully vested by reason of his death, total and permanent disability, reaching age 65, retirement under a pension plan of the Company, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Generally payment of benefits is made at the participant's discretion in Williams common stock to the extent invested in Williams common stock and/or cash. Prior to October 15, 2002, participants could also elect distribution in WCG stock to the extent invested in WCG stock.

Company contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, are forfeited by the participant and are used for certain items as specified in the Plan document including the reduction of future Company contributions.

In-service withdrawals

A participant may request an in-service withdrawal from the Plan of his Rollover Contribution Account, his After-Tax Account and, if he is at least 59½ years of age, his Pre-Tax Account. Withdrawals of monies from a participant's After-Tax Account will result in a three month suspension in the participant's contributions and the Company match. Hardship withdrawals from a participant's Pre-Tax Account may be made under conditions specified in the Plan document. Upon electing a hardship withdrawal, a participant is suspended from participation in the Plan for twelve months.

Participant loans

The Plan permits participants to obtain up to three loans from their account balances within specified limitations. Periodic principal and interest payments are reinvested in various investment options as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through weekly payroll deductions. If the participant's employment is terminated with the Company, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Note 1--Significant accounting policies and description of Plan (continued)

Risk and uncertainties

The Plan provides for various investments in common stocks, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the collective bargaining agreement. In the event of Plan termination, account balances of all participants become fully vested.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2002	2001
Fidelity Managed Income Portfolio II	$1,863,304	$1,815,215
Fidelity Puritan Fund	500,236	616,644
Fidelity Magellan Fund	526,140	597,819
Putnam Voyager A Fund	*	303,749
The Williams Companies, Inc. common stock	363,091	1,414,725
Participant Loans	296,388	364,373

* Investment did not equal or exceed 5 percent of the Plan's net assets at December 31, 2002.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$ (362,723)
Common stocks	(1,569,117)
	$(1,931,840)

Note 3--Tax status and federal income taxes

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Administrative Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4--Subsequent event

On May 30, 2003, Williams sold its equity interest in the Company. As a result of the sale, Williams assumed sponsorship of the Plan, Plan participants became 100 percent vested, and no additional contributions were made to the Plan (with the exception of payroll adjustments on pay dates prior to May 30, 2003).

SUPPLEMENTAL SCHEDULE

Schedule 1

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

EIN: 73-1474168 PLAN: 001
Schedule H, Line 4i

Schedule of Assets (Held at end of year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Managed Income Portfolio II	1,863,304 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		$1,863,304
	PIMCO Total Return Fund	10,135 shares of a fund investing in all types of bonds including U.S. government, corporate, mortgage, and foreign.		108,139
*	Fidelity Puritan Fund	31,681 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		500,236
	Vanguard Institutional Index Fund	2,105 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		169,329
	Vanguard Equity Income ADM Fund	385 shares of a fund investing primarily in dividend paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		15,080
*	Fidelity Contrafund	2,076 shares of a fund investing primarily in common stocks, both domestic and foreign.		80,151
*	Fidelity Magellan Fund	6,663 shares of a fund investing primarily in common stocks, both domestic and foreign.		526,140
	Putnam Voyager A Fund	15,118 shares of a fund investing primarily in common stocks of large and midsize companies.		192,151
	T. Rowe Price Small-Cap Fund	1,274 shares of a fund investing primarily in stocks and equity-related securities of small companies.		27,385
*	Fidelity Diversified International Fund	3,650 shares of a fund investing in foreign securities primarily common stocks.		62,627
*	Fidelity Freedom Income Fund	962 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		10,193
*	Fidelity Freedom 2020 Fund	259 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		2,752
*	Fidelity Freedom 2030 Fund	92 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		946

*Party-in-interest
**Column not applicable for participant directed investments.

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

EIN: 73-1474168 PLAN: 001
Schedule H, Line 41

Schedule of Assets (Held at end of year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	The Williams Companies, Inc.	134,478 shares of common stock.		363,091
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		83,690
*	Participant Loans	Loans extended to participants at interest rates of 5.25% to 10.5%.		296,388
				$4,301,602

*Party-in-interest
**Column not applicable for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
(Name of Plan)

By 
Marcia MacLeod
Vice President Rewards and Policy
The Williams Companies, Inc.

Date: June 27, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



■ **Ernst & Young LLP**
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

■ Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Exhibit 23

Consent Of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-48945) pertaining to the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees of our report dated June 25, 2003, with respect to the financial statements and schedule of the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Tulsa, Oklahoma
June 25, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in his capacity as an officer of The Williams Companies, Inc., certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

By: 
Steven J. Malcolm
Chief Executive Officer
June 27, 2003

By: 
Donald R. Chappel
Chief Financial Officer
June 27, 2003